OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  6)

Kaiser Group Holdings, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
483059101
(CUSIP Number)
James D. Bennett
c/o Bennett Management Corporation
2 Stamford Plaza
Suite 1501
281 Tresser Boulevard
Stamford, Connecticut 06901
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 2, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	483059101

1	NAMES OF REPORTING PERSONS: James D. Bennett

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No.	483059101

1	NAMES OF REPORTING PERSONS: Bennett Restructuring Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	13-3526877

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware, USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	483059101

1	NAMES OF REPORTING PERSONS: Bennett Offshore Restructuring Fund, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1. Securities and the Issuer.
     The name of the issuer is Kaiser Group Holdings, Inc. (the “Issuer”). The address of the Issuer’s offices is 9300 Lee Highway, Fairfax, Virginia 22031-1207. This Amendment No. 6 to the Statement on Schedule 13D relating to the Issuer’s Common Stock, $0.01 par value per share, is being filed jointly by James D. Bennett, a United States citizen, Bennett Restructuring Fund, L.P., a Delaware limited partnership, and Bennett Offshore Restructuring Fund, Inc., a Cayman Islands exempted company (collectively, the “Reporting Persons”), and supplements and amends the Statement on Schedule 13D originally filed with the Commission on May 10, 2001, as amended September 6, 2005, May 12, 2006, May 25, 2006, June 9, 2006, and July 17, 2006 (the “Schedule 13D”).
Item 5. Interest in Securities of the Issuer.
     (c) On August 2, 2007, pursuant to a private “delivery versus payment” transaction, Bennett Restructuring Fund, L.P. and Bennett Offshore Restructuring Fund, Inc. sold to Tennenbaum Living Trust 132,493 and 67,507 shares, respectively, of the Issuer’s Common Stock for a per share price of $29.50. As a result, Bennett Restructuring Fund, L.P. and Bennett Offshore Restructuring Fund, Inc. no longer beneficially own any of the Issuer’s Common Stock and Mr. Bennett no longer may be deemed the beneficial owner of any of the Issuer’s Common Stock. Accordingly, this is the final amendment to the Schedule 13D.
     (e) August 2, 2007.

SIGNATURES
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated August 9, 2007

JAMES D. BENNETT*

By:	/s/ James D. Bennett
	Name:	James D. Bennett

BENNETT RESTRUCTURING FUND, L.P.*

By:	Restructuring Capital Associates, L.P. General Partner

By:	Bennett Capital Corporation General Partner

By:	/s/ James D. Bennett
	Name:	James D. Bennett
	Title:	President

BENNETT OFFSHORE RESTRUCTURING FUND, INC.*

By:	/s/ James D. Bennett
	Name:	James D. Bennett
	Title:	Director

*	The Reporting Persons disclaim beneficial ownership except to the extent of their pecuniary interest therein.